EXHIBIT 4.(b)(10)

CASINO, GUICHARD-PERRACHON
Société anonyme au capital de 173 157 997,86 euros
1 Esplanade de France
42000 Saint-Etienne
554 501 171 RCS Saint-Etienne

Companhia Brasileira de Distribuição
To the attention of the members of the
Independent Committee

Paris, August 8, 2016

RE: Project Delphes – Commitment letter

Dear Madam/Sir,

We are writing to you in connection with (i) the envisaged combination (the “Combination”) of the businesses of Cnova Comércio Eletrônico S.A. (“Cnova Brazil”) and Via Varejo SA (“Via Varejo”), in particular through a merger of a newly formed wholly-owned subsidiary of Via Varejo (“NewCo”) into Cnova Brazil, pursuant to reorganization agreement between Via Varejo, Cnova Brazil and Cnova N.V. (“Cnova”), dated as of the date hereof (the Reorganization Agreement”) and (ii) the subsequent cash tender offers that Casino, Guichard-Perrachon (“CGP”) has undertaken to launch for all the ordinary shares in the share capital of Cnova (other than those held by the Casino Group, which will not be tendered) at a price of US$5.50 per share (or its equivalent in Euros) (the “Tender Offers”).

CGP has determined that the Tender Offers be limited to minority shareholders (as of the transaction announcement date of May 12, 2016) and consequently that, as a prerequisite to the Combination and the Tender Offers, Companhia Brasileira de Distribuição (“CBD”) should (i) commit not to tender the shares it holds directly or indirectly in Cnova (the “Shares”) in the Tender Offers, nor to sell the Shares on the market, nor sell, dispose of or transfer Shares in any other manner and (ii) confirm that it has not done the aforementioned since May 12, 2016 (the “CBD’s Undertakings”).

As a result, following the completion of the Combination and the Tender Offers, CGP will be the direct and indirect controlling shareholder of Cnova and, therefore, CGP hereby agrees to grant CBD the governance and liquidity rights described in this letter.

CGP acknowledges that it is not in CBD’s strategic interest to hold such minority equity stake in Cnova indefinitely and that CBD should have the ability to cash out its shares.

1.	Conditions precedent

The undertakings given by CGP in this letter will enter into force upon the occurrence of all of the following conditions precedent:

a)	CBD shall have counter-signed this letter, thereby acknowledging and approving of the terms hereof; and

b)	the Combination shall have been completed.

If any of the conditions set forth above has not been fulfilled prior to January 1, 2017, the commitments given in this letter will become null and void upon notice by CGP to CBD.

2.	Undertakings in respect of CBD’s minority equity stake.

CGP undertakes the following, subject to the fulfilment of the conditions precedent set forth in paragraph 1:

2.1.	CBD’s Representation at Cnova’s Board of Directors

As long as CGP continues to control Cnova, CGP will take all measures to assure that CBD will have the right to designate one, at least, or more members of the Board of Directors of Cnova, or of any corporate body that succeeds to the Board of Directors of Cnova, such that the ratio of (a) non-independent members of the Board of Directors of Cnova (or such other corporate body of any successor) appointed by CBD divided by (b) the total number of non-independent members of the Board of Directors of Cnova (or such other corporate body of any successor) shall be at least equal to the economic interest of CBD in the ordinary shares of Cnova measured as a percentage of the total number of outstanding ordinary shares.

2.2.	Information rights

As long as CGP continues to control Cnova, CGP will take all measures to assure that CBD, and/or the representative of CBD at the Board of Cnova, have access to the following information with respect to Cnova (subject to any legal or regulatory restrictions in the event Cnova shares remain listed on a stock exchange), as soon as promptly as practicable after such information becomes available:

a)	audited statutory and consolidated accounts;

b)	annual budget and forecast;

c)	half-year and quarterly accounts;

d)	annual report of the Board of Directors;

e)	details of any material change in business, financial position or affairs or Cnova;

f)	any other information that may be required for CBD to comply with Brazilian capital markets regulation.

In addition, CGP will take all measures to assure that CBD will be granted access to the senior management of Cnova for the purpose of business reviews, within reasonable boundaries.

2.3.	IPO or FMO of Cnova or Cdiscount

If, as a result of the Tender Offers and any subsequent squeeze out and/or delisting procedure, the shares of Cnova cease to be listed on a stock exchange, CGP will consider in good faith the opportunity to launch, in due time depending on Cnova’s strategic and financial objectives and market conditions, an initial public offering (“IPO”) of Cnova or, as the case may be, any subsidiary thereof.

In the case of an IPO, CGP will consider in good faith, in consultation with CBD and the advising banks, the possibility that this IPO be made, in whole or in part, through the sale of existing shares of Cnova, with a view to allowing Cnova’s shareholders to dispose of a portion of their shares.

If, following the completion of the Tender Offers, Cnova’s shares remain listed on one or more stock exchange(s), CGP will consider in good faith the opportunity to launch, in due time depending on Cnova’s strategic and financial objectives and market conditions, an underwritten offering on the basis of a prospectus through the sale of a significant portion of Cnova shares on either a primary or a secondary basis or a mix thereof, sometimes referred to as a fully marketed offering (an “FMO”), aiming at increasing the free float and the liquidity of Cnova’s shares.

From and after the date that is two years from the date hereof, CBD shall have the right to request that CGP (itself or through Cnova) engage a first-tier advising bank selected by CGP in order to assess in good faith the opportunity of an IPO or an FMO and in both cases the opportunity and feasibility of a secondary placement (i.e., through the sale of existing shares of Cnova). CBD may not exercise this right prior to the date that is two years from the date hereof and, afterwards, CBD may exercise this right no more than once in any period of two years. The selected advising bank will share its analysis and conclusions with CBD. The advising bank’s fees in connection with any such assessment will be split equally between CGP and CBD, unless, in the case of an IPO, they can be paid in full or in part by Cnova out of the proceeds of such IPO.

In case CGP and Cnova decide to initiate an IPO or an FMO (including any secondary offering), upon the first to occur of either such events after the date hereof, CBD shall have the right to sell all of its shares as part of such offering, with priority over CGP with respect to up to 90% of the total shares to be offered in such secondary offering. In any other subsequent IPO or FMO (including any secondary offering) (except with respect to any ABB (as defined below) initiated by any party, which shall be subject to paragraph 2.4), the parties shall negotiate in good faith to agree on their respective allocation proportion.

Further, in case of an IPO or a FMO, to the extent CGP and CBD continue to hold shares in Cnova after the completion of such offering, CGP and CBD agree to negotiate in good faith on terms of a mutually acceptable shareholders’ agreement.

2.4.	Tag along right, liquidity and pari passu treatment

If CGP intends to, directly or indirectly, sell any part of its Cnova shares to any third party (except with respect to sales within the Casino Group, including controlling shareholders of CGP) in any transaction that does not constitute a change of control with respect to Cnova, CBD shall have the right to require the transferee to acquire that portion of CBD’s shares in Cnova equal to the portion of CGP’s shares proposed to be sold, at or approximately at the same time, and on the same conditions.

In the event CGP intends to, directly or indirectly, sell all or part of its Cnova shares to any third party (except with respect to sales within the Casino Group, including controlling shareholders of CGP) in any transaction that does constitute a change of control with respect to Cnova, CBD shall have the right to require the transferee to acquire all of its shares in Cnova at or approximately at the same time, and on the same conditions.

Reciprocally, by counter-signing this letter, CBD undertakes that if CBD intends to sell or otherwise dispose of all or part of its Cnova shares, directly or indirectly to any third party:

-	CBD will first propose CGP to acquire these shares at the price envisaged by CBD for this sale; and

-

If CGP does not wish to acquire these shares or CGP and CBD do not agree on the purchase price thereof, CGP shall have the right to require the transferee to acquire up to the same portion of its shares in Cnova at or approximately at the same time, and at the same conditions.

The three paragraphs above will not apply in case of sales of shares on the market, including by way of an accelerated book building, in which one or more financial institution may undertake to dispose of a block of shares in the market on behalf of one or more selling shareholders to third party investors (an “ABB”), in each case following the completion of an IPO or an FMO. However, any such sales on the market by means of an ABB by either CGP or CBD shall be done in coordination with the other party and in such a way, in terms of price and volume, to ensure an orderly market.

More generally, in the event of any transfer of Cnova shares by CGP or CBD to any third party, or in the case of any reorganization or corporate transaction involving Cnova resulting in any exchange, redemption or other issuance of Cnova shares, CGP and CBD shall be treated pari passu and, as the case may be, CBD or CGP will have the right to transfer or exchange its shares on the same conditions as CGP or CBD, respectively.

2.5.	Survival of CBD’s rights under this letter

In the case of any reorganization or corporate transaction involving Cnova (including any merger) resulting in an exchange, or a redemption, or an allotment of Cnova shares, except in such transactions where CBD would have the right to sell all of its shares on the same conditions as CGP, CGP shall take all measures to assure that CBD keeps the rights granted to it in this letter or receives rights similar to those granted in this letter with respect to the surviving entity.

Further, in the case of any corporate reorganization or corporate transaction involving Cnova, CGP shall use its reasonable efforts to cause CBD to receive, as a result of such reorganization, securities that are at least as liquid as the Cnova securities currently held by CBD.

2.6.	Miscellaneous

The reciprocal undertakings contained in this letter shall survive until the earlier of (i) the day when CGP no longer controls, directly or indirectly, Cnova, (ii) the day when CBD is no longer a shareholder of Cnova and (iii) the twenty-fifth (25th) anniversary of the date hereof.

The undertakings provided in this letter shall be exclusively governed by Dutch law. Any dispute in connection with this letter shall be exclusively submitted to the jurisdiction of the court of Amsterdam.

/s/ Luis Enrique DEVIS

For Casino, Guichard-Perrachon Luis Enrique DEVIS Director Corporate Development and Holdings Duly empowered

Counter-signed for acceptance

/s/ Ronaldo Iabrudi

For Companhia Brasileira de Distribuição Ronaldo Iabrudi Chief Executive Officer